SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Standard Microsystems Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $.10 par value per share
(Title of Class of Securities)

853626109
(CUSIP Number of Class of Securities)

Walter Siegel, Esq.
Standard Microsystems Corporation
80 Arkay Drive
Hauppauge, New York 11788
(631) 434-2904
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copy to:
Michael J. Albano, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY  10006

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing contains only preliminary communications made before the commencement of an anticipated tender offer to allow eligible employees and directors of Standard Microsystems Corporation (the “Company”) that hold certain eligible stock appreciation rights  (“SARs”) that may only be settled in cash to exchange those SARs for restricted stock units that are settled only in common stock of the Company (the “SAR Exchange”).

On June 2, 2010, the Company filed with the Securities and Exchange Commission its Preliminary Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders of the Company to be held on July 28, 2010 (the “proxy materials”), a copy of which is filed as Exhibit 99.3 to this Schedule TO and is incorporated by reference.  The proxy materials include proposals for stockholders of the Company to approve (i) the SAR Exchange for selected employees of the Company other than executive officers; (ii) the SAR Exchange for selected executive officers and directors of the Company; and (iii) an amendment to the Company’s 2009 Long Term Incentive Plan to authorize additional shares of the Company’s common stock solely for use in connection with the SAR Exchange.  The proxy materials do not constitute an offer to holders of the Company’s outstanding SARs to exchange those SARs.  The SAR Exchange will only be commenced, if at all, if stockholders of the Company approve one or both of the proposals described in  (i) and (ii) above as well as the proposal described in (iii) above.

Attached as Exhibit 99.1 is an electronic communication, dated June 2, 2010, from Christine King, the Company’s Chief Executive Officer, to the employees and directors of the Company describing the Company’s proposal to implement the SAR Exchange in the near future, if the SAR Exchange is approved at the 2010 Annual Meeting of Stockholders of the Company (the “Annual Meeting”).  Also attached, as Exhibit 99.2, is a summary overview document containing information regarding the SAR Exchange, dated June 2, 2010, which was included with the communication referenced above

The Company has not initiated the SAR Exchange and will not do so unless it receives approval from its stockholders at the Annual Meeting. Even if stockholder approval is obtained, the Company may still decide to not implement the SAR Exchange or to delay its implementation. If the SAR Exchange is commenced, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). Persons who may be eligible to participate in the SAR Exchange should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the SAR Exchange. The Company’s stockholders and SAR holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

ITEM 12. EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION

99.1	Electronic communication to Company employees and directors, dated June 2, 2010, from Christine King, Chief Executive Officer of the Company.

99.2	Summary overview document containing information regarding the SAR Exchange dated June 2, 2010.

99.3
Preliminary Proxy Statement for the 2010 Annual Meeting of Stockholders of Standard Microsystems Corporation (incorporated by reference to Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 2, 2010).